Exhibit (a)(1)(m)

GSI GROUP COMPLETES TENDER OFFER FOR EXCEL TECHNOLOGY

BEDFORD, MA – August 27, 2008: GSI Group Inc. (Nasdaq: GSIG) today announced successful completion of the tender offer by its indirect wholly owned subsidiary Eagle Acquisition Corporation (EAC) for all outstanding shares of common stock of Excel Technology, Inc. (Nasdaq: XLTC).

The depositary for the tender offer has advised GSI and EAC that, as of the expiration of the subsequent offering period at 5:00 p.m., New York time, on August 26, 2008, stockholders of Excel had validly tendered 10,115,199 shares of Excel common stock, representing approximately 92.78% of the outstanding shares of Excel common stock. EAC has accepted for payment all shares validly tendered in the offer.

GSI also announced that, to complete the acquisition of Excel, EAC will effect, without prior notice to, or any action by, any other Excel stockholder, a short-form merger in which EAC will merge with and into Excel, with Excel surviving the merger and continuing as an indirect wholly owned subsidiary of GSI. In the merger, each of the remaining untendered shares of Excel common stock (other than shares as to which appraisal rights are properly demanded under Delaware law, if any) will be converted into the right to receive the same $32.00 in cash per share, without interest, payable in the tender offer. The merger is expected to occur within the next several days and a subsequent press release will be issued at that time. Following the merger, Excel’s common stock will cease to be traded on the NASDAQ Stock Market.

About GSI Group Inc.

GSI Group Inc. supplies precision technology to the global medical, electronics, and industrial markets and semiconductor systems. GSI Group Inc.’s common shares are listed on Nasdaq (GSIG).